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                                                         OMB APPROVAL
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                                                  OMB Number:          3235-0287
                                                  Expires:     December 31, 2001
                                                  Estimated average burden
                                                  hours per response .  .  . 0.5
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

     JMD Delaware, Inc.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

     1201 North Market Street
--------------------------------------------------------------------------------
                                    (Street)

     Wilmington                 Delaware               19899-1347
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Carnival Corporation/CCL
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

________________________________________________________________________________
4.   Statement for Month/Year

     05/01
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

================================================================================
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value               5/24/01        J+                760,521   (D)
$0.01 per share
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value               5/24/01        J++             2,000,000   (A)               5,982,187    (I)        (1)
$0.01 per share
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value                                                                            1,959,010    (I)        (2)
$0.01 per share
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value                                                                            4,000,000    (I)        (3)
$0.01 per share
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value                                                                            1,000,000    (I)        (4)
$0.01 per share
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value                                                                              400,000    (I)        (5)
$0.01 per share
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value                                                                            4,000,000    (I)        (6)
$0.01 per share
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

           POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                                                          (Over)
                                                                 SEC 1474 (3/99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:
(1)  As trustee of the Micky Arison Holdings Trust.
(2)  As trustee of the Continued Trust For Micky Arison.
(3)  As trustee of Continued Trust For Michael Arison.
(4)  As trustee of the Michael Arison 1999 Irrevocable Delaware Trust.
(5)  As trustee of the Marilyn B. Arison Irrevocable Delaware Trust.
(6)  As trustee of the Continued Trust for Shari Arison Dorsman.
(+) Distribution by Micky Arison Holdings Trust to Micky Arison for no consideration.
(++) Contribution by Micky Arison to Micky Arison Holdings Trust for no
     consideration.
General Notes:
     The reporting person may be deemed a member of a Section 13(d) group that owns more than 10% of the issuer's outstanding Common Stock. However, the reporting person disclaims such group membership, and this report shall not be deemed an admission that the reporting person is a member of a Section 13(d) group that owns more than 10% of the issuer's outstanding Common Stock for purposes of Section 16 or for any other purpose. The reporting person disclaims beneficial ownership of all such shares.

JMD Delaware, Inc.
By:  James M. Dubin, President

     /s/ James M. Dubin                                         June 8, 2001
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.